11021199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH. D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: KGS Alpha Capital Markets L.P.

OFFICIAL USE ONLY
151705
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Sandberg 646-588-2105
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Douglas Sandberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to KGS Alpha Capital Markets, L.P. (the "Company") for the year ended December 31, 2010 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas Sandberg
Chief Financial Officer

Subscribed and Sworn to before me on this 14th day of March, 2011

RICHARD FARBER
Notary Public - State of New York
No. 01FA6228958
Qualified in Nassau County
My Commission Expires September 27, 2014

Notary Public

KGS ALPHA CAPITAL MARKETS, L.P.

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KGS ALPHA CAPITAL MARKETS, L.P.
(SEC I.D. No. 8-68390)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
KGS Alpha Capital Markets, L.P.
New York, New York

We have audited the accompanying statement of financial condition of KGS Alpha Capital Markets, L.P. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of KGS Alpha Capital Markets, L.P. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 14, 2011

KGS ALPA CAPITAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	19,120
Receivables from broker-dealers		154,634
Accrued interest receivable		2,446
Securities owned, at fair value (includes securities pledged as collateral that can be sold or repledged of $458,380)		459,798
Furniture and equipment, at cost, less accumulated depreciation of $105		948
Other assets		565
TOTAL ASSETS	$	637,511

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES:		
Securities sold, not yet purchased, at fair value	$	11,134
Margin loan payable		548,780
Accrued expenses and other liabilities		4,659
Total liabilities		564,573
COMMITMENTS AND CONTINGENCIES		
PARTNERS' EQUITY		72,938
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	637,511

See notes to statement of financial condition

1. INTRODUCTION

Nature of Business—KGS Alpha Capital Markets, L.P. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's application for membership was approved by FINRA on May 5, 2010 and the Company subsequently commenced trading operations in August, 2010. The Company selected December 31, as its year-end. The Company primarily markets and trades Agency and Non-Agency Mortgage-backed Securities and other fixed income Asset Backed credit products. The Company's head office is in New York City and it has additional offices in Florida, Virginia and Illinois. The Company clears its transactions through Pershing LLC, ("Clearing Broker") on a fully disclosed basis.

KGS Alpha Capital Markets GP, LLC, a Delaware limited liability company, and KGS Holdings, L.P. ("KGS Holdings") are the sole general partner and limited partner, respectively, of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates— This financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the this financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents— The Company considers its investments in highly liquid financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2010, cash equivalents consisted of approximately $15,036 of money market funds held with TD Bank.

Receivables from Broker-Dealers– The amount shown represent amounts receivable in connection with U.S. Treasury obligations, agency mortgage-backed obligations, non-agency mortgage-backed obligations and futures transactions. Amounts receivable related to futures transactions consist of open trade equity and cash on deposit for margin requirements.

Furniture and Equipment— Fixed assets are stated at cost less accumulated depreciation.

Income Taxes— The Company is a limited partnership and is treated as a partnership for federal income tax purposes. As such, the Company files a partnership income tax return for federal, state and local taxes. Except for the New York City Unincorporated Business Tax ("NYC UBT"), each partner is individually responsible for reporting income or loss based upon their respective interests in the Company's income and expenses.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 states a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Based upon the Company's review of its federal, state and local

income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months. The Company is subject to federal, state and local income tax examinations for 2009 and 2010.

There is no tax sharing agreement between the Company and the General Partner, and there have been no distributions to the General Partner for reimbursements of taxes.

Securities owned and Securities sold, not yet purchased – Securities owned and securities sold, not yet purchased ("trading securities") primarily consist of U.S Treasury securities, agency and non-agency mortgage-backed obligations. Trading securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements.*

Fair Value Measurements— FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset for liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

See Note 5 for a description of valuation techniques applied to the major categories of trading securities measured at fair value.

Fair Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the Statement of Financial Condition consisting of cash equivalents, receivables from broker-dealers, accrued interest receivable, margin loan payable and accrued liabilities approximate fair value due to the short maturity of the instruments.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Improving Disclosure about Fair Value Measurement (ASC 820) – In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06. This update provides amendments to ASC 820, that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. These amendments are effective for periods beginning after

December 15, 2009, except for level 3 activities disclosure which is effective for periods beginning after December 15, 2010. The adoption of the new disclosure requirements and clarifications of existing fair value measurement disclosure guidance did not have a material impact on the Company's Statement of Financial Condition. The Company does not anticipate that the adoption of the remaining new disclosure requirements that are effective for annual reporting periods beginning after December 15, 2010 will have a material impact on its Statement of Financial Condition.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASC 310) – In July 2010, the FASB issued ASU No. 2010-20. This update provides amendments to ASC 310, *Receivables*, that revises existing disclosure requirements and also requires additional disclosures in order to facilitate financial statement users evaluation of an entity's credit risk exposure of its financing receivables and adequacy of its allowance for credit losses, including (1) the nature of credit risks inherent in an entity's portfolio of financing receivables, (2) how such risks are analyzed and assessed in arriving at an entity's allowance for credit losses, and (3) changes and reasons for such changes in allowance for credit losses. For nonpublic entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. The Company does not anticipate that the adoption of the amendments will have a material impact on its Statement of Financial Condition.

4. RECEIVABLES FROM BROKER-DEALERS

At December 31, 2010, receivables from broker-dealers consisted of the following:

Receivables from Clearing Broker	$	153,794
Receivable from broker-dealer for futures transactions		840
Total receivables from broker-dealers	$	154,634

As discussed in Note 1, the Company clears all securities transactions through its Clearing Broker on a fully disclosed basis.

5. FAIR VALUE MEASUREMENTS

The Company's trading securities have been categorized based upon a fair value hierarchy in accordance with FASB ASC 820. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

A description of the valuation techniques applied to the Company's major categories of trading securities follows.

U.S. Government Securities
U.S government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities
U.S. agency securities primarily consist of mortgage pass-through securities, to-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices or are benchmarked thereto. The fair value of mortgage pass-through certificates is model driven with respect to the comparable TBA security. TBA securities and mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Non-Agency Securities
Non-agency securities consist of mortgage pass-through certificates and are generally valued based on external price/spread data or, in certain cases, on prices of comparable bonds. Non-agency mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements on a Recurring Basis		
	Level 1	Level 2	Total
Assets			
Securities owned:			
US government and agency securities	$ 4,887	$ 446,105	$ 450,992
Non-agency securities	-	8,806	8,806
Total Assets	$ 4,887	$ 454,911	$ 459,798
Liabilities			
Securities sold, not yet purchased:			
US government and agency securities	$ 6,405	$ 4,729	$ 11,134
Total Liabilities	$ 6,405	$ 4,729	$ 11,134

During the year ended December 31, 2010, there were no transfers of assets or liabilities between fair value measurements classifications. In addition, the Company had no activity in level 3 assets during the year ended December 31, 2010. Securities owned are held by the Company's Clearing Broker as collateral for amounts payable to such Clearing Broker.

6. FURNITURE AND EQUIPMENT, NET

At December 31, 2010, furniture and equipment, net consists of the following:

	Cost	Accumulated Depreciation	Furniture and equipment, net
Computer equipment	$ 804	$ (93)	$ 712
Furniture and office equipment	249	(12)	236
	$ 1,053	$ (105)	$ 948

7. MARGIN LOAN PAYABLE

The Company maintains a financing line with its Clearing Broker to finance the Company's securities trading. Amounts payable under the financial line bear interest at market rates, ranging from the Federal Funds Target Rate plus 0.45% per annum to the Clearing Broker's cost of funds plus 0.75% per annum, depending on the type of collateral provided by the Company.

As of December 31, 2010, the guaranteed amount the Company was able to borrow under its financing line was $550,000. The Company's financing line is fully collateralized by its securities owned. In addition, the financing line is contingent on the Company maintaining a tentative net capital balance of $60,000 as computed in accordance with the Company's computation of net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC. If the Company's tentative net capital falls below the minimum requirement of $60,000, Pershing reserves the right to lower the financing line at its discretion. If Pershing decides to lower the financing line due to any other reason, Pershing must give three months notice to the Company. As of December 31, 2010, the amount outstanding under the Company's financing line was $548,780.

8. PARTNERS' CAPITAL

Contributions are credited to partners' capital when received by the Company. In 2009, the Company was initially capitalized through a $300 capital contribution received from KGS Management Holdings, L.P., the predecessor company to KGS Holdings. In March of 2010, the Company received an additional capital contribution of $7,199 from KGS Management Holdings, L.P. In August of 2010, the parent company, KGS Holdings, was formed in conjunction with an equity transaction that resulted in $72,386 of capital being contributed to KGS Holdings, of which $70,500 was contributed to the Company.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases office space in each of its locations pursuant to operating lease agreements. The Company's New York office space lease agreement expires on September 30, 2015 and the lease agreements for all other offices expire on September 30, 2011. The Company's New York office space lease agreement, in addition to base rentals, is subject to escalation based on certain costs incurred by the landlord.

At December 31, 2010, minimum future rental commitments under operating leases were as follows:

For the year ending December 31,		Amount
2011	$	423
2012		351
2013		355
2014		372
Thereafter		310
Total minimum lease payments	$	1,810

Commitment – Pursuant to a management agreement between certain limited partners, KGS Holdings and the Company (the "Management Agreement"), such limited partners have agreed to provide specified financial and management consulting services to the Company

Other Commitments – At December 31, 2010, the Company had agreements with certain employees that entitle them to future minimum payments. These future minimum payments amount to approximately $620 as of December 31, 2011. Such agreements are cancelable under certain circumstances.

Legal – The Company is not aware of any pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities.

10. MANAGEMENT INCENTIVE UNITS

In connection with the formation of KGS Holdings, certain directors agreed to restrictions on a certain number of previously held ownership interests. These restricted ownership interests were structured as management incentive units ("MIUs"). MIUs represent unvested Class A Common units in KGS Holdings and may (subject to certain vesting criteria) provide certain directors with a right to an increased proportion of profits in KGS Holdings. KGS Holdings accounts for the MIUs in accordance with the accounting guidance for equity-base awards. These costs are charged to the Company by KGS Holdings.

The partnership agreement of KGS Holdings defines the vesting conditions applicable to the MIUs. Generally, 50% of the MIUs are subject to a service condition and 50% are subject to both a market condition and a performance condition. In addition, the number of MIUs that can ultimately vest is limited to 35% of the fully diluted KGS Holdings Class A Common units and was equal to 43,077 at December 31, 2010.

For the 50% of MIUs subject to the service condition, the KGS Holdings has categorized these awards into two groups of vesting: (1) a 12 month cliff vesting award and (2) 48 separate monthly graded vesting awards, which represent 20% and 80% of the portion of MIUs subject to the service condition, respectively.

The remaining 50% of the MIUs are subject to both a performance condition and a market condition which are based on the actual return of KGS Holdings Class A Common units in a future capital transaction, as defined, compared to a target return. The occurrence of such future capital transaction was determined to be a performance condition while the value of such Class A Common units at the time of said transaction was considered to be a market condition. KGS Holdings assesses at each reporting date whether the achievement of this performance condition is probable.

The fair value of the MIUs was estimated by KGS Holdings using a Monte Carlo approach in a risk-neutral framework based on expected volatility, risk-free rates and correlation matrix. Expected volatility is calculated based on companies in the same peer group as the Company.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Market Risk and Credit Risk - In the normal course of business, the Company enters into transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments may include exchange traded financial futures contracts, mortgage-backed TBA securities and securities sold, not yet purchased. These financial instruments are used to manage market risks and are, therefore, subject to varying degrees of market and credit risk. The Company enters into derivative transactions primarily to economically hedge other positions or transactions.

Futures contracts and TBAs provide for the delayed delivery of an underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Company in order to reduce exposure on securities owned and are net settled on a periodic basis. The credit risk for TBAs is limited to the unrealized gains recorded within securities owned in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as changes in interest rates.

The Company has sold securities that it does not currently own and therefore will be obligated to purchase such securities at a future date. The Company enters into such transactions in order to reduce interest rate exposure on bonds included in securities owned. The Company has recorded these obligations in the

Statement of Financial Condition at December 31, 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

The Company recognizes market risk as the potential change in the value of financial instruments caused by changes in interest rates or market values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trade positions.

Concentration Risk - The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including U.S Government agencies and other private issuers. The Company's trading securities include U.S. Government and agency securities, which, in the aggregate, represented approximately 71% of the Company's total assets at December 31, 2010.

12. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. As of December 31, 2010 the Company had net capital of $60,095 which was $59,784 in excess of its required minimum net capital of $311. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.08 to 1.

The Company maintains proprietary accounts with its Clearing Broker ("PAIB assets") for deposit, errors, accommodations and sundry expense purposes. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

13. SUBSEQUENT EVENTS

The Company evaluated events and transactions occurring after December 31, 2010 through the issuance of this Statement of Financial Condition for potential recognition or disclosure in this financial statement.

On February 1, 2011, KGS Holdings completed an equity capital raise of an additional $76,300. Effective February 8, 2011, KGS Holdings has contributed $75,450 of the additional capital to the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 14, 2011

KGS Alpha Capital Markets, L.P.
850 3rd Avenue 16th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of KGS Alpha Capital Markets, L.P. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated March 14, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP